Exhibit 12.1

Petroleum Helicopters, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratio data)

	Years Ending December 31,
	2004	2003	2002	2001	2000

Fixed Charges:
Interest expense on indebtedness (including amortization of debt issue costs and discounts and premiums related to indebtedness)	$20,109	$19,952	$17,250	$6,190	$5,813
Estimated interest component of rent	—	—	—	7,773	7,459

Total Fixed Charges	$20,109	$19,952	$17,250	$13,963	$13,272

Earnings:

Income (loss) from continuing operations before income taxes	$7,752	$1,902	$15,384	$17,492	$(17,795)
Fixed charges	20,109	19,952	17,250	$13,963	$13,272
Equity in net loss (gain) of unconsolidated subsidiaries	—	—	—	—	716

Total Earnings (Loss)	$27,861	$21,854	$32,634	$31,455	$(3,807)

Ratio (Deficit) of Earnings to Fixed Charges	1.4	1.1	1.9	2.3	(0.3)

Deficiency in the Coverage of Fixed Charges by Earnings	—	—	—	—	$(17,079)

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